Contact

www.linkedin.com/in/hugo-hinrichsen (LinkedIn)

Top Skills

Pilotaje comercial

Operaciones con helicópteros

Polar

Publications

De Náufragos a Recatistas, "From shipwrecked to rescuers"

Control Climático por Fitoplanckton Antártico, "Climate Control by Antarctic Phytoplankton"

Hugo Hinrichsen

CEO at Positive Polar, Harnessing the Power of Ocean for Whale & Climate Restoration, Passionate about Sustainability & Expedition Cruising, Masters Business Strategy & Entrepreneurship, Naval Sailor, Engineer, Aviator.

Estados Unidos

Summary

I am the CEO and Co-Founder of Positive Polar with @Jenn Bonilla, PhD leveraging my substantial operational experience as an Ex-Frigate Captain with expertise in personnel command, security, logistics, and executive roles in air and naval divisions. With a proven track record as a Polar Helicopter Pilot and Sailor, I excel in rescue, emergency situations and supporting directly science work on extreme environments. Additionally, I collaborate with civilian companies, and educators, and conduct economic development operations in Antarctica and also policy implentation publications.
As an entrepreneur, I focus on developing sustainable expedition cruises worldwide, particularly in polar regions, to restore the whale population and as a collateral benefit amplify oceanic food production and implement high-potential climate mitigation strategies for environmental impact mitigation or reversal.

Experience

Positive Polar

Chief Executive Officer & Founder

July 2023 - Present (2 years)

Florida, USA. Gran Valparaíso, Chile.

Founder and CEO. Driven by passion for our planet and grounded in science, Positive Polar is committed to demonstrating how expedition cruising can have a positive impact on the planet by amplifying the ocean's power to improve its productivity while also fight against global warming.

BioCleanEnergy

Chief Executive Officer & Founder

November 2014 - Present (10 years 8 months)

Región Metropolitana de Santiago, Chile

Founding partner and CEO of the company. Import and sale of electric generators that use biomechanical movement through the website www.biocleanenergy.cl and Instagram and Facebook pages @biocleanenergy.

Ministerio de Defensa Nacional - Chile

Defense Analyst

March 2023 - July 2023 (5 months)

Gran Santiago, Región Metropolitana de Santiago, Chile

Defense Analyst, Planning Division of the Undersecretary of Defense.

Oceanwide Expeditions

Helicopter Pilot

January 2023 - February 2023 (2 months)

Bluff, Southland, New Zealand

Helicopter pilot for the Antarctic tourism company “OceanWide Expeditions”, operating from Cruise M/V ''Ortelius'', in model EC BO-105 ''Bölkow'' during the months of January and February. Reconnaissance and personnel transport operations were carried out on Isla Pedro I and below the Antarctic Circle in the Ross Ice Shelf, Dry Valley, Cape Reynolds and Robertson Bay.

Aerovías DAP

Helicopter Pilot

November 2022 - December 2022 (2 months)

Punta Arenas, Magallanes Y Antartica Chilena, Chile

Helicopter pilot for the ski company ''Heliski Adventures'', operating from the ship M/N ''Betanzos'' during the months of November and December, and to support the Turkish Antarctic Expedition No. 6 during the month of February and March, in EC BO-105 “Bölkow” model. Heliski operations were carried out with expedition members led by Craig Calonica on Livingstone Island, South Shetland.

Armada de Chile

14 years 11 months

Commander/Deputy Commander Naval Air Station.

November 2020 - November 2022 (2 years 1 month)

Concón, Región de Valparaíso, Chile

Commander/Deputy Commander of the Concón Naval Air Base, dependent on the Naval Operations Command. Official EC BO-105 “Bölkow” model helicopter pilot. Accountable for 300 qualified people, military security and flight operations at the Concón naval complex, training in the Submerged Aircraft

Escape Simulator, firefighting at the Concón naval air base and defense against external threats. Additionally accountable for the daily regime of the air-naval complex and the well-being of the naval servers.

Chief Maritime Pilot

January 2016 - August 2022 (6 years 8 months)

Punta Arenas, Magallanes Y Antartica Chilena, Chile

Chief Pilot Officer for navigation control & advice to international warships during transit in Chilean Patagonian fjords, from Cape Horn up to Chiloé Island.

Chief Operations Officer in LSDH "Sargento Aldea"

January 2018 - December 2018 (1 year)

Talcahuano, Bio Bio, Chile

Officer in charge of 100 people on board the Operations area, Principal War Direction Officer (PWO-C) and third in command of the Amphibious Assault Ship LSDH “Sargento Aldea” under the Naval Operations Command. Accountable for training, planning and coordinating Helicopter Operations, Command and Control in Joint and Combined operations, Amphibious Combat Operations and Humanitarian Support (HA/DR), in addition to covering as Bridge Watch Officer during navigations.

Logistic Officer of the III Naval Zone.

January 2016 - December 2017 (2 years)

Punta Arenas, Magallanes Y Antartica Chilena, Chile

Logistics Officer and in charge of Antarctic Affairs of the Commander in Chief of the Third Naval Zone. Lead a group of ten specialists coordinating the logistic support of fuel, water, food and ammunition of the various naval stations in the Patagonian fjords and Antarctic bases. Logistics advisor to the Commander in Chief and General Staff of the Third Naval Zone. Public Relations and institutional coordination in everything concerning Antarctic operators.

Deputy Commander of the Icebreaker "Oscar Viel"

January 2015 - December 2015 (1 year)

Punta Arenas, Magallanes Y Antartica Chilena, Chile

Deputy Commander of the Icebreaker AP-46 Oscar Viel, dependent on the Third Naval Zone. Officer in charge of 100 qualified persons on board, accountable for training, enlistment, maintenance and security in addition to the daily regime on board and the well-being of the naval servers. Sea Watch Officer and in charge of Planning Daily Routine during Logistic Support

Operations, Helicopter Operations, Reconnaissance and Scientific Research navigating in Patagonian Fjords, Southern Ocean and Antarctic Fjords.

Principal Warfare Officer (PWO) LSDH "Sargento Aldea" - TCD "Foudre"

October 2011 - December 2014 (3 years 3 months)

Tolón, Provenza-Alpes-Costa Azul, Francia

Principal Warfare Officer (PWO), Command and Control, Amphibious, Enlistment and Intelligence of the LSDH Amphibious Assault Ship "Sargento Aldea", under the Naval Operations Command. Officer in charge of more than 100 people, planning, coordinating and executing both as Officer of the Watch at Sea on the Bridge and Chief of Watch from the Combat Information Center (CIC) Amphibious Operations with Helicopters and Barges, Command and Control in Joint and Combined Operations and Navigation in Internal and International Waters in the Mediterranean, Caribbean and Southeastern Pacific Ocean. Officer in charge of everything related to operations during the transfer of the ship from the French National Navy to the Chilean Navy, carrying out training, anti-piracy and humanitarian assistance & disaster relief (HA/DR) operations on the coasts of Central Africa and the Caribbean. Accountable for planning employment and daily routine of Marines on board.

Operations Manager Officer in HU-1 Helicopter Squadron.

July 2010 - December 2011 (1 year 6 months)

Concón, Región de Valparaíso, Chile

Pilot Officer, Operations and Training of the HU-1 Helicopter Squadron, dependent on the Naval Operations Command. Lead more than 20 specialists and to plan and coordinate training of the squadron pilots. Official Instructor of the MBB BO-105 "Bölkow" helicopter, pilot of the AS-365 "Dauphin" helicopter, in charge of coordinating and executing Search and Rescue missions, support for the Marine Corps, support for Submarine operations, support to operations embarked on surface combat ships, maritime police and reconnaissance.

Commander / Deputy Commander Naval Air Station "Guardiamarina Zañartu"

January 2009 - June 2010 (1 year 6 months)

Cabo de Hornos, Magallanes Y Antartica Chilena, Chile

Pilot Officer and Chief of Naval Air Station "Midshipman Zañartu" in Puerto Williams, dependent on the Beagle Naval District. Lead 20 qualified mechanics, maintaining, sustaining, training, executing and coordinating air operations as aircraft commander in MBB BO-105 model helicopters, executing search and rescue missions, support for embarked operations in

icebreakers sailing in Antarctica, support insular logistics to naval stations in Patagonian and Antarctic Fjords, maritime police and reconnaissance.

Deputy Commander of Naval Air Detachment of the II Naval Zone,

January 2008 - December 2009 (2 years)

Talcahuano, Bio Bio, Chile

Pilot Officer and Deputy Chief of Naval Air Detachment dependent on the Second Naval Zone. Lead 20 qualified mechanics, training, executing and coordinating air operations as aircraft commander in MBB BO-105 ''Bölkow'' model helicopters and O-2A ''Skymaster'' multi-engine aircraft, executing search and rescue missions, support for submarine operations, support for the Marine Infantry, fighting forest fires with “Bamby Bucket”, maritime police and reconnaissance.

Aerovías DAP

Helicopter Pilot

February 2022 - March 2022 (2 months)

Punta Arenas, Magallanes Y Antartica Chilena, Chile

Helicopter pilot for support the Turkish Antarctic Expedition No. 6 during the month of February and March, in EC BO-105 “Bölkow” model. Additionally conducted reconnaissance operations, personnel transport, vertical resupply and cargo transport in support of the installation of the Turkish Antarctic Base on Horseshoe Island, Margarett Bay, under the Antarctic Circle.

Armada de Chile

Maintenance Manager Officer of the HU-1 Helicopter Squadron

December 2005 - December 2006 (1 year 1 month)

Concón, Región de Valparaíso, Chile

Pilot and Helicopter Maintenance Officer of the HU-1 Helicopter Squadron, dependent on the Naval Operations Command. Lead 15 qualified mechanics to perform aircraft maintenance on Bell-206 “Jet Ranger” and MBB BO-105 “Bölkow” models. Execute search and rescue missions, support for the Marine Infantry, support for submarine operations, support for operations embarked on surface combat vessels, maritime police and reconnaissance.

Armada de Chile

Artillery, Torpedoes & Boarding Officer

July 2001 - December 2002 (1 year 6 months)

Región de Valparaíso, Chile

Artillery, Boarding, Torpedoes and Explosives Officer in the AO “Araucano” Oil Tanker, dependent on the National Squad. Officer in charge of the ship's

self-defense, boarding other vessels in MIO (Maritime Interdiction Operation) operations, demolitions and setting guidelines to maintain the good physical condition of personnel. Duty Officer in Port and Sailing, touring the coasts of South America from Aruba to Cape Horn.

Education

Universidad Adolfo Ibáñez
Master's degree in Strategic Management, Non-Profit/Public/Organizational Management · (January 2020 - December 2020)

Universidad Adolfo Ibáñez
Diploma in Business Management, Business Administration and Management, General · (March 2020 - December 2020)

Academia de Guerra Naval
Master's degree in "Naval and Maritime Sciences" and Academic degree of "General Staff", Crisis/Emergency/Disaster Management · (July 2016 - December 2019)

Universidad Finis Terrae
Diploma in Management and Diploma in Humanities., Business, Management, Marketing, and Related Support Services · (January 2014 - December 2017)

Universidad de Magallanes
Diploma in Antarctic Affairs, Knowledge Management · (March 2015 - December 2015)